UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               IPC HOLDINGS, LTD.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    G4933P101
                              --------------------
                                 (CUSIP Number)

                                  May 14, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 22 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 2 of 22 Pages




1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               QUANTUM INDUSTRIAL PARTNERS LDC

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3         SEC Use Only

4         Citizenship or Place of Organization

               CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                1,466,306
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,466,306
    With
                           8        Shared Dispositive Power
                                          0

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,466,306

10        Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [x]

11        Percent of Class Represented By Amount in Row (9)

                                    5.86%

12        Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 3 of 22 Pages




1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               QIH MANAGEMENT INVESTOR, L.P.

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3         SEC Use Only

4         Citizenship or Place of Organization

               DELAWARE

                           5        Sole Voting Power
 Number of                                1,466,306
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,466,306
    With
                           8        Shared Dispositive Power
                                          0

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,466,306

10        Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [x]

11        Percent of Class Represented By Amount in Row (9)

                                    5.86%

12        Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 4 of 22 Pages




1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               QIH MANAGEMENT, INC.

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3         SEC Use Only

4         Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                1,466,306
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,466,306
    With
                           8        Shared Dispositive Power
                                          0

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,466,306

10        Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [x]

11        Percent of Class Represented By Amount in Row (9)

                                    5.86%

12        Type of Reporting Person*

               CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 5 of 22 Pages




1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               SOROS FUND MANAGEMENT LLC

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3         SEC Use Only

4         Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                1,466,306
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,466,306
    With
                           8        Shared Dispositive Power
                                          0

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,466,306

10        Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [x]

11        Percent of Class Represented By Amount in Row (9)

                                    5.86%

12        Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 6 of 22 Pages



1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               GEORGE SOROS (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3         SEC Use Only

4         Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,466,306
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,466,306

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,466,306

10        Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [x]

11        Percent of Class Represented By Amount in Row (9)

                                    5.86%

12        Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 7 of 22 Pages



1         Name of Reporting Person
          I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3         SEC Use Only

4         Citizenship or Place of Organization

               UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,466,306
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,466,306

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,466,306

10        Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [x]

11        Percent of Class Represented By Amount in Row (9)

                                    5.86%

12        Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 8 of 22 Pages



1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

               Tivadar Charitable Lead Trust u/a/d 9/30/82 By George Soros As Grantor

2         Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3         SEC Use Only

4         Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
 Number of                                672,488
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 672,488
    With
                           8        Shared Dispositive Power
                                          0

9         Aggregate Amount Beneficially Owned by Each Reporting Person

                                            672,488

10        Check Box If the Aggregate  Amount in Row (9) Excludes Certain Shares*
          [x]

11        Percent of Class Represented By Amount in Row (9)

                                    2.69%

12        Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 22 Pages


Item 1(a)           Name of Issuer:

                    IPC Holdings Ltd. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    American International Building, 29 Richmond Road, Pembroke HM08, Bermuda.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                    ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                    iii) QIH  Management,  Inc.,  a Delaware  corporation  ("QIH
                         Management");

                    iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    v)   Mr. George Soros ("Mr. Soros");

                    vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

                    vii) Tivadar  Charitable  Lead Trust u/a/d 8/30/82 By George
                         Soros As Grantor, a New York charitable lead trust ("Tivadar").

                    This Statement relates to Shares (as defined herein) held for the account of QIP. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is Lead Portfolio Manager of SFM LLC. Mr. Ron Hiram, a Managing Director of SFM LLC, resigned from his position as a director of the Issuer on April 28, 1998.

                    This Statement also relates to Shares held for the account of Tivadar, a charitable lead trust created by Mr. Soros, as grantor, on September 30, 1982 for the benefit of charitable donees and members of his family. Mr. Michael C. Neus and Mr. Gary Gladstein serve as trustees of Tivadar.

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                                                             Page 10 of 22 Pages


                    The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                    The address of the principal business office of Tivadar is 330 Engle Street, Tenafly, New Jersey 07670.

Item 2(c)           Citizenship:

                    i) QIP is a Cayman Islands exempted limited duration company;

                    ii)  QIHMI is a Delaware limited partnership;

                    iii) QIH Management is a Delaware corporation;

                    iv)  SFM LLC is a Delaware limited liability company;

                    v)   Mr. Soros is a United States citizen;

                    vi)  Mr. Druckenmiller is a United States citizen; and

                    vii) Tivadar is a New York charitable lead trust.

Item 2(d)           Title of Class of Securities:

                         Common Stock, $.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         G4933P101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

                                                             Page 11 of 22 Pages



Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of May 21, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i)  QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and
Mr. Druckenmiller may be deemed to be the beneficial owner of the 1,466,306 Shares held for the account of QIP.

                         (ii) Tivadar may be deemed to be the  beneficial  owner
of the 672,488 Shares held for its account.

Item 4(b)           Percent of Class:

                         (i)  The number of Shares of which each of QIP,  QIHMI,
QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 5.86% of the total number of Shares outstanding.

                         (ii) The  number  of  Shares  of which  Tivadar  may be
deemed to be the beneficial owner constitutes approximately 2.69% of the total number of Shares outstanding.

                                                             Page 12 of 22 Pages


Item 4(c)      Number of shares as to which such person has:

          QIP
          ---

          (i)  Sole power to vote or to direct the vote:               1,466,306

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,466,306

          (iv) Shared power to dispose or to direct the disposition of:        0

          QIHMI
          -----

          (i)  Sole power to vote or to direct the vote:               1,466,306

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,466,306

          (iv) Shared power to dispose or to direct the disposition of:        0

          QIH Management
          --------------

          (i)  Sole power to vote or to direct the vote:               1,466,306

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,466,306

          (iv) Shared power to dispose or to direct the disposition of:        0

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:               1,466,306

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,466,306

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 13 of 22 Pages


          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,466,306

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,466,306

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,466,306

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,466,306

          Tivadar
          -------

          (i)  Sole power to vote or to direct the vote:                 672,488

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   672,488

          (iv) Shared power to dispose or to direct the disposition of:        0


Item 5.   Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

          (ii) The beneficiaries of Tivadar, which include charitable donees and family members of Mr. Soros, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Tivadar in accordance with the terms of the trust.

               Each of SFM LLC, Mr. Soros, Mr. Druckenmiller, QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Tivadar expressly disclaims beneficial ownership of any Shares not held directly for its account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               This Item 7 is not applicable.

                                                             Page 14 of 22 Pages


Item 8.   Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.   Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.  Certification:

          By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 15 of 22 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 21, 1998                QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  May 21, 1998                QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH Management, Inc.,
                                        its General Partner

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


Date:  May 21, 1998                QIH MANAGEMENT, INC.

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


Date:  May 21, 1998                SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


Date:  May 21, 1998                GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 16 of 22 Pages



Date:  May 21, 1998                STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  May 21, 1998                TIVADAR CHARITABLE LEAD TRUST

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Trustee

                                                             Page 17 of 22 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.             Power of  Attorney  dated as of  January  1,  1997
               granted by Mr.  George  Soros in favor of Mr. Sean
               C. Warren and Mr. Michael C. Neus.................          18

B.             Power of  Attorney  dated as of  January  1,  1997
               granted by Mr. Stanley F.  Druckenmiller  in favor
               of  Mr.  Sean  C.   Warren  and  Mr.   Michael  C.
               Neus..............................................          19

C.             Power of Attorney  dated May 23,  1996  granted by
               Quantum  Industrial  Partners  LDC in favor of Mr.
               Gary  Gladstein,  Mr. Sean Warren and Mr.  Michael
               Neus..............................................          20

D.             Joint Filing  Agreement  dated May 21, 1998 by and
               among   Quantum   Industrial   Partners  LDC,  QIH
               Management Investor,  L.P., QIH Management,  Inc.,
               Soros Fund Management  LLC, Mr. George Soros,  Mr.
               Stanley F.  Druckenmiller  and Tivadar  Charitable
               Lead Trust........................................          22